

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Patrick J. Guido
Senior Vice President and Chief Financial Officer
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re: Asbury Automotive Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **Form 8-K Furnished October 27, 2020**
> **File No. 001-31262**

Dear Mr. Guido:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Furnished October 27, 2020

Exhibit 99.1

1. We note multiple Non-GAAP financial measures were described as "record" performance while their respective most directly comparable GAAP measures had no such descriptions or were omitted. In addition, multiple Non-GAAP financial measures were presented in headlines and/or captions without the most directly comparable GAAP measures. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Patrick J. Guido
Asbury Automotive Group, Inc.
December 22, 2020
Page 2

absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Robert Shapiro at 202-551-3273 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services